EXHIBIT 99.1

FOR IMMEDIATE RELEASE
Federal Signal Corporation Reports EPS of $0.27 and Raises Outlook

•	Net sales of $234.6 million, up 5% versus Q2 of 2013

•	Operating income of $23.9 million for the quarter, up 31% versus last year

•	GAAP earnings of $0.27 per share for the quarter, compared to $1.87 per share last year

•	Adjusted EPS of $0.27 for the quarter, up 59% compared to $0.17 last year

•	Orders and backlog increased 21% versus last year

•	EPS outlook updated to a range of $0.83 to $0.87 for the year
Oak Brook, IL, July 29, 2014 — Federal Signal Corporation (NYSE:FSS), a leader in environmental and safety solutions, today reported results for the second quarter ended June 30, 2014. Consolidated net sales for the second quarter were $234.6 million, up 5% versus the same quarter a year ago. Second quarter income from continuing operations was $17.0 million, equal to $0.27 per diluted share, compared to $117.8 million, equal to $1.87 per diluted share, in the prior year quarter. The prior year included a significant income tax benefit associated with the release of valuation allowance on deferred income taxes.
The Company also reported adjusted net income from continuing operations for the second quarter of $17.1 million, equal to $0.27 per diluted share, up 60% compared to $10.7 million, equal to $0.17 per diluted share, in the same quarter a year ago. The Company is reporting adjusted results to facilitate comparisons of underlying performance on a year-over-year basis. For 2013, adjusted net income and adjusted earnings per share from continuing operations reflect normalized income taxes which exclude the effects of certain discrete tax items, including the aforementioned release of valuation allowance. A reconciliation of these and other non-GAAP measures is provided at the conclusion of this news release.
On July 22, 2014, the Company also announced that its board of directors had declared a dividend of $0.03 per share payable on September 3, 2014 to shareholders of record as of August 12, 2014.
Second Quarter Results Up Significantly
“Consolidated second quarter results show significant improvement,” said Dennis J. Martin, President and Chief Executive Officer. “We delivered a 31% increase in operating income, a 59% improvement in adjusted earnings per share and a 21% increase in orders and backlog. Much of the improvement was again driven by our Environmental Solutions Group, which continued to leverage solid sales growth and operating efficiencies.”
Net sales were $234.6 million for the quarter, up 5% compared to the second quarter of 2013. In the Environmental Solutions Group, net sales were up $10.9 million, or 9%, on higher street sweeper, sewer cleaner and hydro-excavator sales. Safety and Security Systems Group sales were up $4.5 million, or 8%, largely due to improvements in our U.S. and European public safety markets. Sales in the Fire Rescue Group were down $3.4 million, or 9%, compared to the second quarter of last year, largely due to operational issues that resulted in a number of deliveries being deferred into the second half of the year.
Consolidated second-quarter operating income was $23.9 million, up 31% compared to the second quarter of 2013, and consolidated operating margin improved to 10.2%, compared to 8.2% last year. The increases were primarily attributable to improved operating leverage and increased volumes within the Environmental Solutions Group, which drove improved gross margin, partially offset by operating losses within the Fire Rescue Group. Orders were $253 million for the quarter, up 21%, and consolidated backlog was $356 million, up 21% compared to a year ago. Corporate expenses were $6.4 million for the quarter, compared to $4.6 million a year ago.
Income tax expense for the second quarter was $5.7 million compared with an income tax benefit of $101.4 million in the prior year quarter. The prior year quarter included an income tax benefit of $102.4 million associated with the release of tax valuation allowances. The effective tax rate for the latest quarter was 25.1% and benefited from adjustments to tax reserves. For the full year, the Company expects an average effective tax rate of approximately 32%.
“80/20” and Market Improvements Key to Results
“Our continuing progress reflects strong improvement in operations, driven by our 80/20 and lean initiatives, as well as strength in our markets,” continued Martin. “There was improved demand in each of our core markets, with orders in U.S. municipal and industrial markets increasing by 36% and 13%, respectively, and non-U.S. orders up 13%.”
The Environmental Solutions Group continued its recent momentum, delivering an exceptional quarter, with sales up 9%, operating income up 46%, operating margin at 16.6%, and orders up 44%. Performance in the Safety and Security Systems Group also improved, with sales up 8% and operating income more than doubling, in comparison to the second quarter of last year, which was negatively affected by an ERP system implementation. The Fire Rescue Group experienced deferred deliveries and a nominal operating loss during the quarter. The deferrals and loss resulted from supply chain disruptions, temporary operational inefficiencies associated with plant improvement programs, and an unfavorable product mix.
Cash Flow Funds Balance Sheet Improvements
Cash provided by continuing operating activities totaled $30.7 million in the second quarter, up 27% compared to $24.1 million in the second quarter of 2013. Cash was used to pay down $12.5 million of debt, and to fund share repurchases and dividends of $3.3 million and $1.9 million, respectively, during the second quarter. The Company repurchased approximately 232,000 shares at an average price of $14.10.
Consolidated debt at June 30, 2014 was $76 million, compared to $144 million a year ago and $92 million at the end of 2013. Net debt also was down significantly, to $51 million at the end of the second quarter. Interest expense was $0.9 million for the second quarter, down from $1.7 million a year ago.
Improving Outlook for 2014
“Most of our businesses carry strong momentum into the second half of the year,” said Jennifer L. Sherman, Chief Operating Officer, “and we expect the Fire Rescue Group to turn around and deliver a solid fourth quarter. Although the third quarter may slow down when compared with an exceptional second quarter, our backlog is high and we believe there is good upside for the fourth quarter. We therefore feel comfortable raising our earnings outlook for the year to a range of $0.83 to $0.87 per share.”
GROUP RESULTS
Environmental Solutions
The following table summarizes the Environmental Solutions Group’s operating results as of and for the three and six months ended June 30, 2014 and 2013:

	Three Months Ended June 30,			Six Months Ended June 30,
($ in millions)	2014	2013	Change	2014	2013	Change
Net sales	$139.2	$128.3	$10.9	$259.9	$240.0	$19.9
Operating income	23.1	15.8	7.3	38.3	28.5	9.8
Operating data:
Operating margin	16.6%	12.3%	4.3%	14.7%	11.9%	2.8%
Total orders	$152.0	$105.8	$46.2	$266.2	$207.2	$59.0
Backlog	205.6	170.8	34.8	205.6	170.8	34.8
Depreciation and amortization	1.6	1.5	0.1	$3.2	$3.0	0.2
Three months ended June 30, 2014 vs. three months ended June 30, 2013
Total orders increased by $46.2 million, or 44%, for the three months ended June 30, 2014. U.S. orders increased $32.7 million, or 40%, largely due to an increase in orders of street sweepers, sewer cleaners and waterblasters. Street sweeper orders benefited from solid municipal demand and an influx of fleet orders. Non-U.S. orders increased by $13.5 million, or 57%, compared to the prior year quarter, largely due to large street sweeper fleet order in the Middle East.
Net sales increased by $10.9 million, or 8.5%, for the three months ended June 30, 2014. U.S. sales increased $7.7 million, primarily driven by increased shipments of street sweepers and hydro-excavators. Sales of sewer cleaners also benefited from increased production throughput resulting from productivity improvements within our manufacturing facilities. Non-U.S. sales increased $3.2 million primarily due to increased street sweeper shipments to the Middle East.
Gross margin for the three months ended June 30, 2014 improved to 24.3% from 19.8% in the prior year largely due to increased volumes, the effect of productivity and manufacturing facilities utilization improvements, and improved pricing. Operating income increased by $7.3 million, or 46%, primarily reflecting operating leverage and increased volumes.
Backlog was $205.6 million at June 30, 2014 compared to $170.8 million at June 30, 2013. Backlog increased for street sweepers as a result of fleet orders while the Company used increased capacity to manage its backlog for sewer cleaners and shorten lead times for vacuum trucks.
Safety and Security Systems
The following table summarizes the Safety and Security Systems Group’s operating results as of and for the three and six months ended June 30, 2014 and 2013:

	Three Months Ended June 30,			Six Months Ended June 30,
($ in millions)	2014	2013	Change	2014	2013	Change
Net sales	$61.3	$56.8	$4.5	$116.3	$115.3	$1.0
Operating income	7.5	3.6	3.9	11.8	9.1	2.7
Operating data:
Operating margin	12.2%	6.3%	5.9%	10.1%	7.9%	2.2%
Total orders	$61.0	$65.6	$(4.6)	$127.0	$122.5	$4.5
Backlog	38.4	36.8	1.6	38.4	36.8	1.6
Depreciation and amortization	1.1	1.0	0.1	2.2	2.1	0.1
Three months ended June 30, 2014 vs. three months ended June 30, 2013
Total orders decreased by $4.6 million for the three months ended June 30, 2014. U.S. orders increased by $4.3 million primarily due to the timing of large orders received in the second quarter of 2013 within our police markets and outdoor warning systems markets, as well as lower orders within our industrial markets. Non-U.S. orders increased by $0.3 million.
Net sales increased by $4.5 million, or 8%, for the three months ended June 30, 2014. U.S. sales increased $2.5 million, primarily driven by sales in the public safety and industrial markets. Also affecting the U.S. sales comparison was the prior year implementation of an ERP system for our U.S. operations, which resulted in shipments being disrupted or deferred until the third quarter of 2013. Non-U.S. sales increased by $2.0 million primarily due to improvements within our international public safety markets, predominantly Europe, along with a favorable currency impact.
Gross margin for the three months ended June 30, 2014 improved to 33.4% from 30.8% primarily as a result of higher sales volume, productivity improvements and favorable changes in product and customer mix. The prior year also included inefficiencies associated with the ERP implementation. Operating income more than doubled, increasing by $3.9 million, largely due to the improved gross profit and reduced operating expenses.
Backlog was $38.4 million at June 30, 2014 compared to $36.8 million at June 30, 2013. The increase of $1.6 million, or 4%, was primarily due to large orders recorded in the first quarter of 2014 with anticipated shipment dates extending into the second half of the year.

Fire Rescue
The following table summarizes the Fire Rescue Group’s operating results as of and for the three and six months ended June 30, 2014 and 2013:

	Three Months Ended June 30,			Six Months Ended June 30,
($ in millions)	2014	2013	Change	2014	2013	Change
Net sales	$34.1	$37.5	$(3.4)	$58.6	$67.1	$(8.5)
Operating income (loss)	(0.3)	3.4	(3.7)	(1.1)	4.1	(5.2)
Operating data:
Operating margin	(0.9)%	9.1%	(10.0)%	(1.9)%	6.1%	(8.0)%
Total orders	$40.4	$38.3	$2.1	$91.9	$72.2	$19.7
Backlog	112.0	87.3	24.7	112.0	87.3	24.7
Depreciation and amortization	0.9	0.8	0.1	1.7	1.5	0.2
Three months ended June 30, 2014 vs. three months ended June 30, 2013
Total orders increased by $2.1 million for the three months ended June 30, 2014, due to increased orders in the Asia Pacific and the U.S. industrial markets.
Net sales decreased by $3.4 million, or 9%, for the three months ended June 30, 2014, primarily driven by lower unit volumes, including shipments of certain units that were deferred until the second half of 2014, largely due to supplier constraints for chassis and specialty cylinders. This was partially offset by favorable currency impacts.
Gross margin for the three months ended June 30, 2014 was 13.5% compared to 23.7% in the prior year, largely due to operational inefficiencies associated with the implementation of manufacturing facility investments and plant design improvements as well as a higher concentration of sales in markets where the Company realizes lower margins. Operating income (loss) decreased by $3.7 million to an operating loss of $0.3 million for the three months ended June 30, 2014.
Backlog was $112.0 million at June 30, 2014 compared to $87.3 million at June 30, 2013. The increase of $24.7 million, or 28%, was primarily due to strong orders in the Asia Pacific region and U.S. industrial markets during the year, and the effects of deferred unit shipments to the second half of 2014.
CORPORATE EXPENSES
Corporate operating expenses were $6.4 million and $4.6 million for the three months ended June 30, 2014 and 2013, respectively. The increase primarily related to an aggregate increase of $0.6 million in incentive compensation and stock-based compensation expense, an unfavorable impact of $0.6 million within restructuring activity and higher medical expense.
Non-operating expenses within Corporate was further impacted by a $0.8 million reduction in interest expense, driven by lower debt levels that reflect our improved capital structure.
CONFERENCE CALL
Federal Signal will host its second quarter conference call on Tuesday, July 29, 2014 at 10:00 a.m. Eastern Time. The call will last approximately one hour. The call may be accessed over the internet through Federal Signal’s website at http://www.federalsignal.com or by dialing phone number 1-888-505-4369 and entering the pin number 2253689. A replay will be available on Federal Signal’s website shortly after the call.
About Federal Signal
Federal Signal Corporation (NYSE: FSS) provides products and services to protect people and our planet. Founded in 1901, Federal Signal is a leading global designer and manufacturer of products and total solutions that serve municipal, governmental, industrial and commercial customers. Headquartered in Oak Brook, IL, with manufacturing facilities worldwide, the Company operates three groups: Environmental Solutions, Safety and Security Systems, and Fire Rescue. For more information on Federal Signal, visit: http://www.federalsignal.com.
“Safe Harbor” Statement under the Private Securities Litigation Reform Act of 1995
This release contains unaudited financial information and various forward-looking statements as of the date hereof and we undertake no obligation to update these forward-looking statements regardless of new developments or otherwise. Statements in this release that are not historical are forward-looking statements. Such statements are subject to various risks and uncertainties that could cause actual results to vary materially from those stated. Such risks and uncertainties include but are not limited to: economic conditions in various regions, product and price competition, supplier and raw material prices, foreign currency exchange rate changes, interest rate changes, increased legal expenses and litigation results, legal and regulatory developments and other risks and uncertainties described in filings with the Securities and Exchange Commission.
Contact: Brian Cooper +1-630-954-2000, bcooper@federalsignal.com

FEDERAL SIGNAL CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
(in millions, except per share data)	2014	2013	2014	2013
Net sales	$234.6	$222.6	$434.8	$422.4
Cost of sales	175.7	170.8	329.1	323.8
Gross profit	58.9	51.8	105.7	98.6
Selling, engineering, general and administrative expenses	34.9	34.2	69.1	68.9
Restructuring	0.1	(0.6)	(0.1)	(0.6)
Operating income	23.9	18.2	36.7	30.3
Interest expense	0.9	1.7	1.9	6.2
Debt settlement charges	—	—	—	8.7
Other expense (income), net	0.3	0.1	0.3	(0.1)
Income before income taxes	22.7	16.4	34.5	15.5
Income tax (expense) benefit	(5.7)	101.4	(9.9)	101.2
Income from continuing operations	17.0	117.8	24.6	116.7
Gain (loss) from discontinued operations and disposal, net of income tax expense of $0.0, $0.2, $0.0, and $0.2, respectively	0.1	(0.3)	(0.1)	0.2
Net income	$17.1	$117.5	$24.5	$116.9
Basic earnings per share:
Earnings from continuing operations	$0.27	$1.88	$0.39	$1.87
Gain (loss) from discontinued operations and disposal, net of tax	—	—	—	—
Net earnings per share	$0.27	$1.88	$0.39	$1.87
Diluted earnings per share:
Earnings from continuing operations	$0.27	$1.87	$0.39	$1.86
Gain (loss) from discontinued operations and disposal, net of tax	—	—	—	—
Net earnings per share	$0.27	$1.87	$0.39	$1.86
Weighted average common shares outstanding:
Basic	62.8	62.5	62.8	62.4
Diluted	63.8	62.9	63.8	62.8
Cash dividends declared per common share	$0.03	$—	$0.03	$—

FEDERAL SIGNAL CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS

	June 30, 2014	December 31, 2013
(in millions, except per share data)	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$24.2	$23.8
Accounts receivable, net of allowances for doubtful accounts of $1.4 and $2.3, respectively	105.0	95.6
Inventories	124.3	109.8
Prepaid expenses	14.5	12.6
Other current assets	12.1	21.8
Current assets of discontinued operations	1.6	1.9
Total current assets	281.7	265.5
Properties and equipment, net	68.5	63.8
Goodwill	273.6	273.8
Deferred tax assets	22.9	33.1
Deferred charges and other long-term assets	8.2	5.1
Long-term assets of discontinued operations	3.6	3.5
Total assets	$658.5	$644.8
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings	$5.0	$—
Current portion of long-term borrowings and capital lease obligations	7.9	7.4
Accounts payable	58.7	50.5
Customer deposits	18.6	11.2
Accrued liabilities:
Compensation and withholding taxes	23.7	25.7
Other current liabilities	33.6	35.4
Current liabilities of discontinued operations	2.0	2.4
Total current liabilities	149.5	132.6
Long-term borrowings and capital lease obligations	62.6	84.7
Long-term pension and other postretirement benefit liabilities	32.9	36.9
Deferred gain	15.5	16.5
Other long-term liabilities	16.7	17.0
Long-term liabilities of discontinued operations	5.8	6.1
Total liabilities	283.0	293.8
Shareholders’ equity:
Common stock, $1 par value per share, 90.0 shares authorized, 64.0 and 63.8 shares issued, respectively	64.0	63.8
Capital in excess of par value	180.4	177.0
Retained earnings	191.5	168.9
Treasury stock, at cost, 1.3 and 1.0 shares, respectively	(20.1)	(16.8)
Accumulated other comprehensive loss	(40.3)	(41.9)
Total shareholders’ equity	375.5	351.0
Total liabilities and shareholders’ equity	$658.5	$644.8

FEDERAL SIGNAL CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

	Six Months Ended June 30,
(in millions)	2014	2013
Operating activities:
Net income	$24.5	$116.9
Adjustments to reconcile net income to net cash provided by operating activities:
Loss (gain) on discontinued operations and disposal	0.1	(0.2)
Depreciation and amortization	7.3	6.9
Deferred financing costs	0.2	4.8
Deferred gain	(1.0)	(1.0)
Stock-based compensation expense	2.8	1.8
Pension expense, net of funding	(2.4)	(0.2)
Provision for doubtful accounts	0.1	0.2
Deferred income taxes, including changes in valuation allowance	12.0	(94.9)
Changes in operating assets and liabilities, net of effects from dispositions of companies	(19.9)	(23.4)
Net cash provided by continuing operating activities	23.7	10.9
Net cash used for operating activities of discontinued operations	(0.3)	(5.0)
Net cash provided by operating activities	23.4	5.9
Investing activities:
Purchases of properties and equipment	(9.4)	(9.5)
Proceeds from sales of properties and equipment	0.1	1.5
Proceeds from escrow receivable	7.0	—
Decrease in restricted cash	—	1.0
Net cash used for continuing investing activities	(2.3)	(7.0)
Net cash provided by investing activities of discontinued operations	—	—
Net cash used for investing activities	(2.3)	(7.0)
Financing activities:
(Decrease) increase in revolving lines of credit, net	(20.0)	66.5
Increase (decrease) in short-term borrowings, net	5.0	(0.3)
Proceeds from issuance of long-term borrowings	—	75.0
Payments on long-term borrowings	(1.4)	(150.7)
Payments of debt financing fees	—	(6.2)
Purchases of treasury stock	(3.3)	—
Cash dividends paid	(1.9)	—
Proceeds from stock compensation activity	1.1	—
Other, net	(0.4)	0.9
Net cash used for continuing financing activities	(20.9)	(14.8)
Net cash provided by financing activities of discontinued operations	—	—
Net cash used for financing activities	(20.9)	(14.8)
Effects of foreign exchange rate changes on cash and cash equivalents	0.2	(0.7)
Increase (decrease) in cash and cash equivalents	0.4	(16.6)
Cash and cash equivalents at beginning of period	23.8	29.7
Cash and cash equivalents at end of period	$24.2	$13.1

SEC REGULATION G NON-GAAP RECONCILIATION
The financial measures presented below are unaudited and are not in accordance with U.S. generally accepted accounting principles (“GAAP”). The non-GAAP financial information presented herein should be considered supplemental to, and not a substitute for, or superior to, financial measures calculated in accordance with GAAP. The Company has provided this supplemental information to investors, analysts, and other interested parties to enable them to perform additional analyses of operating results, to illustrate the results of operations giving effect to the non-GAAP adjustments shown in the reconciliations below, and to provide an additional measure of performance which management considers in operating the business.
Adjusted net income and earnings per share from continuing operations:
The Company believes that modifying its 2013 adjusted net income and diluted earnings per share from continuing operations provides an additional measure which is representative of the Company’s underlying performance and will improve the comparability of results between 2013 and 2014. Adjusted net income and adjusted earnings per share from continuing operations exclude the impacts of restructuring and debt settlement charges. The adjusted items for 2013 also reflect a normalized income tax rate which removes the effects of special tax items, including the release of valuation allowance on deferred income taxes.

	Three Months Ended June 30,		Six Months Ended June 30,
($ in millions)	2014	2013	2014	2013
Income from continuing operations	$17.0	$117.8	$24.6	$116.7
Add (less):
Income tax expense (benefit)	5.7	(101.4)	9.9	(101.2)
Income before income taxes	22.7	16.4	34.5	15.5
Add (less):
Restructuring	0.1	(0.6)	(0.1)	(0.6)
Debt settlement charges	—	—	—	8.7
Adjusted income before income taxes	22.8	15.8	34.4	23.6
Adjusted income tax expense (1)	(5.7)	(5.1)	(9.8)	(7.6)
Adjusted net income from continuing operations	$17.1	$10.7	$24.6	$16.0

	Three Months Ended June 30,		Six Months Ended June 30,
($ in millions)	2014	2013	2014	2013
Diluted earnings per share from continuing operations	$0.27	$1.87	$0.39	$1.86
Add (less):
Income tax expense (benefit)	0.09	(1.61)	0.15	(1.62)
Income before income taxes	0.36	0.26	0.54	0.24
Add (less):
Restructuring	—	(0.01)	—	(0.01)
Debt settlement charges	—	—	—	0.14
Adjusted income before income taxes	0.36	0.25	0.54	0.37
Adjusted income tax expense (1)	(0.09)	(0.08)	(0.15)	(0.12)
Adjusted net income from continuing operations	$0.27	$0.17	$0.39	$0.25

(1)
Adjusted income tax expense for the three and six months ended June 30, 2013 was computed by applying the Company's normalized effective tax rate of approximately 32% for 2013, excluding the impacts of the valuation allowance release and other special tax items during the year ended December 31, 2013. Adjusted income tax expense for the three and six months ended June 30, 2014 was recomputed after excluding the impact of restructuring activity.

Total debt to adjusted EBITDA ratio:
The Company uses the ratio of total debt to adjusted EBITDA as one measure of its long-term financial stability. The Company uses the ratio to calibrate the magnitude of its debt and its debt capacity against adjusted EBITDA, which is used as an operating performance measure. We believe that investors use a version of this ratio in a similar manner. In addition, financial institutions (including the Company’s lenders) use the ratio in connection with debt agreements to set pricing and covenant limitations. For these reasons, the Company believes that the ratio is a meaningful metric to investors in evaluating the Company’s long term financial performance and stability. The Company’s calculation methodology consists of dividing total debt by the trailing 12-month total of income from continuing operations before interest expense, debt settlement charges, other expense, income tax benefit or provision, and depreciation and amortization. Other companies may use different methods to calculate total debt to EBITDA. The following table summarizes the Company’s ratio of total debt to adjusted EBITDA, and reconciles income from continuing operations to adjusted EBITDA:

	Trailing Twelve Months Ending June 30,
($ in millions)	2014	2013
Total debt	$75.5	$144.2

Income from continuing operations	68.1	126.0
Add (less):
Interest expense	4.5	17.1
Debt settlement charges	—	10.6
Other expense, net	0.5	0.2
Income tax (benefit) expense	3.9	(98.2)
Depreciation and amortization	14.6	13.6
Adjusted EBITDA	$91.6	$69.3

Total debt to adjusted EBITDA ratio	0.8	2.1